UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

(350) 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2004

(Date of Event which Requires Filing of this Statement)

With a Copy to:

Pavel Kulikov

OOO Alfa Telecom

21 Novy Arbat

121019 Moscow, Russia

(7-095) 981 4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68370R109	13D	Page 2 of 12

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock**
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:*	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock**
14.	Type of Reporting Person* 00; HC
*	See Instructions before filling out!
**	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D	Page 3 of 12

1.	Name of Reporting Person: I.R.S. Identification No of Above Persons (Entities Only): Alfa Telecom Limited 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock**
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock**
14.	Type of Reporting Person* 00; HC
*	See Instructions before filling out!
**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D	Page 4 of 12

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock**
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% Common Stock
14.	Type of Reporting Person* 00; HC
*	See Instructions before filling out!
**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D	Page 5 of 12

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Liechtenstein

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock**
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock**
14.	Type of Reporting Person* 00
*	See Instructions before filling out!
**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

Item 1. Security and Issuer

This Amendment Number 8 (the “Amendment”) to the Statement on Schedule 13D relates to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company. The initial Statement on Schedule 13D as previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001, as amended and supplemented by Amendments Numbers 1 through 7 (collectively, the “Statement”) is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background

This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Eco Telecom;

(ii)	Alfa Telecom Limited (“Alfa Telecom”);

(iii)	CTF Holdings; and

(iv)	Crown Finance.

The agreement between the Reporting Persons relating to the joint filing of this Amendment is incorporated herein by reference to Exhibit 99.1 to Amendment No. 7 to the Statement on Schedule 13D filed by the Reporting Persons on August 23, 2004. This Amendment relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Alfa Telecom is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Alfa Telecom and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented as follows:

As described further in Item 4 below, pursuant to the terms of the merger of VimpelCom and Open Joint Stock Company Vimpelcom-Region (“VimpelCom-Region”), Eco Telecom received 7,300,680 newly-issued shares of Common Stock in exchange for all of its shares in VimpelCom-Region.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby supplemented by the information set forth below:

VimpelCom announced on August 28, 2003 that its Board of Directors recommended to its shareholders the approval of a merger of VimpelCom and VimpelCom-Region (the “Merger”) and the related issuance of new shares of VimpelCom Common Stock in exchange for the 44.7% stake in VimpelCom-Region then-owned by EcoTelecom and Telenor East Invest AS. VimpelCom’s shareholders approved the Merger at an extraordinary meeting of shareholders on October 24, 2003. The Merger was completed on November 26, 2004.

On December 1, 2004, in connection with the Merger, VimpelCom delivered 7,300,680 new shares of Common Stock to Eco Telecom in exchange for the 2,926 shares of common stock and 394 shares of preferred stock of VimpelCom-Region owned by Eco Telecom. As a result of the Merger, Eco Telecom owns approximately 32.9% of VimpelCom’s total outstanding voting stock and 24.5% of VimpelCom’s total outstanding Common Stock.

Other than as described in the Statement and this Amendment, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in sub-paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) On the date hereof, after giving effect to the Merger and the issuance of new shares of VimpelCom Common Stock to Eco Telecom in connection with the Merger, Eco Telecom is the direct beneficial owner of 12,563,782 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock, and each of the other Reporting Persons may be deemed to be the beneficial owner of the 12,563,782 shares of Common Stock and the 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom. The 12,563,782 shares of Common Stock represent approximately 24.5% of VimpelCom’s outstanding Common Stock. The 6,426,600 shares of VimpelCom Preferred Stock represent 100% of VimpelCom’s outstanding shares of Preferred Stock. The aggregate 12,563,782 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock represent approximately 32.9% of VimpelCom’s total outstanding voting stock.

Neither the filing of the Statement or this Amendment nor any of the contents of either will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than the 12,563,782 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock as described above), for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

To the best of the Reporting Persons’ knowledge, other than the Reporting Persons, none of the persons named in Item 2 beneficially owns any Common Stock.

(b) Eco Telecom and Alfa Telecom may each be deemed to have sole power to direct the voting and disposition of the 12,563,782 shares of Common Stock and the 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.

As a consequence of each of CTF Holdings’ and Crown Finance’s indirect interests in Alfa Telecom, each of CTF Holdings and Crown Finance may be deemed to have sole power to direct the voting and, in certain circumstances, the disposition, of the 12,563,782 shares of Common Stock and the 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom.

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2, other than the transactions described in this Amendment.

(d) To the best of the Reporting Persons’ knowledge, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by Eco Telecom.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There is no material change to Item 6.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 17, 2004	ECO TELECOM LIMITED

		By:	/s/ Pavel Kulikov
Pavel Kulikov
Attorney-in-Fact

Date:	December 21, 2004	ALFA TELECOM LIMITED

		By:	/s/ Franz Wolf
Franz Wolf
Director

Date:	December 21, 2004	CTF HOLDINGS LIMITED

		By:	/s/ Franz Wolf
Franz Wolf
Director

Date:	December 21, 2004	CROWN FINANCE FOUNDATION

		By:	/s/ Franz Wolf
Franz Wolf
Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale, L-2449 Luxembourg

Georgia Karydes, Director (Cypriot)	Director, Feldmans Management (Overseas) Ltd.	6, Nikou Georgiou Street, Block C, Office 704, Nicosia 1098, Cyprus

Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Alla Kudryavtseva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenov, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director, (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director, (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer of LLC Alfa Eco	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

Michail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director of TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Chief Executive Officer of JSC Perekrestok	14817 Moscow Region District of Mytischy Paveltsevo Village, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors of Alfa Eco Group	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control for Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3 119034 Moscow, Russia

Alexei Reznikovich, Director (Russia)	Director for Asset Management and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3 119034 Moscow, Russia

Alexander Savin, Director (Russia)	Chief Executive Officer, Alfa Eco Group	12 Krasnopresenskaya Nab. World Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a) None of the above persons hold any Shares.

(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

Index to Exhibits

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Telecom Limited, incorporated herein by reference to Exhibit 24.2 to Amendment Number 3 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on June 05, 2002

Exhibit 24.2	A conformed copy of the Power of Attorney authorizing Mr. Franz Wolf to sign this amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit 24.1 to Amendment Number 7 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on August 23, 2004

Exhibit 99.1	A conformed copy of the joint filing agreement by and among the Reporting Persons, inter alios, dated August 19, 2004, incorporated herein by reference to Exhibit 99.1 to Amendment No. 7 to the Statement on Schedule 13D filed by the Reporting Persons, inter alios, with the Securities and Exchange Commission on August 23, 2004